Exhibit 99.1

Century 21 China Real Estate Announces Results of Annual General Meeting

BEIJING, China, November 23, 2012 - IFM Investments Limited (“Century 21 China Real Estate”, the “Company” or “CTC”) (NYSE: CTC), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced that its annual general meeting of shareholders (“AGM”) was held on November 22, 2012.

As a result of the AGM, Mr. Weiping Zhang, Ms. Jennifer Tang and Mr. Conor Yang have been re-elected as directors of the Company.

Also as a result of the AGM, the reappointment of PricewaterhouseCoopers as the Company’s independent auditor for the financial year ended December 31, 2012 has been ratified, and the Company’s directors and/or its duly authorized committee (including, but not limited to, the audit committee) have been authorized to fix the remuneration of such auditor. The Company’s directors and/or its duly authorized committee (including, but not limited to, the audit committee) were also authorized to fix the remuneration of any independent auditor duly appointed by the directors from time to time.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english.

For investor and media inquiries, please contact:

In China:

Lulu Li

Vice President

IFM Investments Limited

Phone: +86-10-6561-7788

E-mail: ir@century21cn.com

Josh Gartner

Brunswick Group

Phone: +86-10-5960-8600

Email: ctc@brunswickgroup.com

In the United States:

Patricia Graue

Brunswick Group

Phone: +1-415-671-7676

Email: ctc@brunswickgroup.com